SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 33-41313

A.

Full title of the plan and the address of the plan,

if different from that of the issuer named below:

Bairnco Corporation 401(k)

Savings Plan and Trust

B.

Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office:

Bairnco Corporation

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of

Bairnco Corporation 401(K) Savings Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of Bairnco Corporation 401(K) Savings Plan and Trust as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bairnco Corporation 401(K) Savings Plan and Trust as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supporting schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Orlando, Florida

June 13, 2005

Report of Independent Registered Public Accounting Firm

Advisory Committee

Bairnco Corporation 401(k) Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Bairnco Corporation 401(k) Savings Plan and Trust as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles

/S/ ERNST & YOUNG LLP

June 21, 2004

Bairnco Corporation 401(k) Savings Plan and Trust

Statements of Net Assets Available For Benefits

As of December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value:
Bairnco Corporation common stock	$ 531,969	$ 263,374
Money market funds	1,057,475	890,728
Mutual funds	7,488,566	6,595,440
Collective Trusts	134,005	-
Participant notes receivable	383,306	358,050
Total investments	9,595,321	8,107,592

Participants’ contributions receivable	108,626	89,981

Accrued interest and dividends	6,249	5,554

Net assets available for benefits	$9,710,196	$8,203,127

The accompanying notes are an integral part of these financial statements.

Bairnco Corporation 401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions:
Participants’ contributions	$1,329,121
Interest and dividends	39,093
Net appreciation in fair value of investments	816,037
2,184,251
Deductions:
Distributions	668,374
Administrative expenses	8,808
677,182

Net increase	1,507,069
Net assets available for benefits, beginning of year	8,203,127
Net assets available for benefits, end of year	$9,710,196

The accompanying notes are an integral part of this financial statement.

Bairnco Corporation 401(k) Savings Plan and Trust

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following description of the Bairnco Corporation 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants in the Plan should refer to the Plan document for a complete description of the Plan’s provisions. The Plan document is available from Bairnco Corporation (Bairnco or the Corporation) at its offices in Lake Mary, Florida.

General

Bairnco established the Plan effective July 1, 1991. The Plan is a defined contribution plan under which all employees become eligible for participation on the first day of the month following completion of 30 days of service. Once an employee becomes eligible for participation, salary deferrals (contributions) may commence on any subsequent date. The Plan excludes nonresident aliens with no U.S. source income, leased employees and independent contractors from participating in the Plan. Union employees of the Corporation are permitted to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, allowable contributions are outlined as follows:

Participant Contributions – The participants may elect to defer a minimum of 1% up to the maximum amount as defined by the IRS.  For the year ended December 31, 2004, the maximum was $13,000. The maximum dollar amount that may be deferred is adjusted annually by the Internal Revenue Service (IRS). The amount of the compensation that is deferred, plus any earnings or losses on that amount, is not subject to federal income tax until the funds are actually distributed to the participant by the Plan. However, contributions are subject to FICA (Social Security and Medicare Taxes).

Employer Contributions – The Corporation does not match elective deferrals pursuant to the Plan.

Participant Accounts

Each participant’s account is credited with his or her contribution and an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

1. Plan Description (continued)

Vesting

A participant shall at all times have a 100% non-forfeitable interest in the value of his/her account attributable to all contributions made plus or minus investment earnings and losses thereon and related administrative costs.

Transfers from Other Companies’ Qualified Plans

Participants who have an interest in any other qualified employee benefit plan (as described in Section 401(a) of the Internal Revenue Code) may transfer the distributions from those plans directly into the Plan at the discretion of the Administrative Committee of the Corporation (the Plan Administrator).  Participants’ contributions of $1,329,121 included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 included $165,002 of rollovers from other qualified employee benefit plans.

Distributions

A participant who has attained age 59-1/2 may elect, by filing a written application with the Administrative Committee, to withdraw any amount up to 100% of the vested portion of his/her account, for any reason. For participants who have not attained age 59-1/2, the reasons for such withdrawals are restricted to those defined in the Plan.

Upon termination of employment, a participant can elect to have his or her account balance distributed in a single lump sum cash distribution, if requested in writing by the participant. As an alternative, the participant may also elect to leave the related funds in the Plan or transfer the related funds into another qualified plan.

Participant Notes Receivable

An active participant may borrow from his/her account a minimum of $1,000 up to a maximum equal to the lesser of (1) a total of $50,000 of borrowings within one year or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the time of borrowing plus 2%. As of December 31, 2004, interest rates ranged from 6.0% to 11.5%. Principal and interest are collected each pay-period through payroll deductions. Loan defaults of $30,431 for the year ended December 31, 2004 are reported as distributions in the accompanying statement of changes in net assets available for benefits.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

For the year ended December 31, 2004, the accounting records of the Plan were maintained by Schwab Retirement Plan Services, Inc., a subsidiary of the Charles Schwab Corporation (Schwab) and the Plan’s assets were maintained by Charles Schwab Trust Company, also a subsidiary of Schwab. The participants’ account balances are determined on the cash basis of accounting; however, the accompanying financial statements are presented on the accrual basis.

Investment Valuation and Income Recognition

Investments are stated at fair value based on quoted market prices. Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recognized on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Expenses incurred by Schwab or the Plan Administrator in the performance of their duties may be paid by the Plan or the Corporation at the Corporation’s discretion.  The Plan pays all recordkeeping and investment expenses.  Certain other administrative expenses of the Plan, including fees for legal and auditing services, are paid directly by Bairnco on behalf of the Plan and are not included in the statement of changes in net assets available for benefits. During the year ended December 31, 2004, Bairnco paid administrative expenses of approximately $18,000.

Benefit Payments

Benefits are recorded when paid.

3. Investments

There are currently thirteen investment options into which participants may direct the investment of their accounts. These are Bairnco Corporation Common Stock, Schwab 1000 Index Fund, Schwab Retirement Money Fund, AIM Technology Fund, Excelsior Interm-Term Managed Income, Julius Baer International Equity A, Neuberger & Berman Partners Fund, Oppenheimer Capital Appreciation A, Royce Premier Fund, Schwab Managed Retirement 2010, Schwab Managed Retirement 2020, Schwab Managed Retirement 2030, Schwab Managed Retirement 2040. Participants invest in units of participation of the fund that represent an undivided interest in the underlying assets of the fund. Participants may separately direct the investment of future deferrals and existing account balances into these thirteen investment options in increments of 5%. Participants are permitted to modify their elections for future deferrals and existing account balances between investment funds on a daily basis.

Investments that represent 5% or more of the Plan’s net assets available for benefits, as of December 31, 2004 and 2003, are as follows:

	December 31
	2004	2003

AIM Technology Fund	$ 836,797	$ -
Bairnco Corporation Common Stock	531,969	-
Oppenheimer Capital Appreciation A	947,387	-
Schwab 1000 Index Fund	3,232,137	2,975,592
Neuberger & Berman Partners Fund	932,282	-
Excelsior Interm-Term Managed Income	1,313,478	-
Schwab Retirement Money Fund	1,057,199	890,254
Dreyfus Founders Growth Fund	-	805,017
Strong Government Securities Fund	-	1,332,283
INVESCO Technology II Fund	-	850,966

During 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$ 579,773
Bairnco Corporation Common Stock	234,216
Collective Trusts	2,048
$ 816,037

4. Trust Agreement

Schwab is the Plan’s Trustee pursuant to the Plan document, which is signed by the Corporation and Schwab. Schwab manages the Plan assets and makes distributions to participants as directed by the Plan Administrator.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation reserves the right under the Plan to terminate the Plan, in whole or in part, at any time. In the event of the Plan’s termination, the Plan assets will be distributed to the participants in lump sum distributions or transferred to another qualified plan at the direction of the participant.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Bairnco Corporation 401(k) Savings Plan and Trust

EIN: 13-3057520 Plan No: 008

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment	(d) Current Value

	Bairnco Corporation Common Stock	47,882 shares of common stock	$ 531,969

	Money Market Funds
*	Schwab Retirement Money Fund	1,057,199 shares of money fund	1,057,199
*	Schwab Money Market Fund	276 shares of money market fund	276
			1,057,475
	Collective Trusts
*	Schwab Managed Retirement 2010	2,500 shares of trust fund	32,920
*	Schwab Managed Retirement 2020	5,180 shares of trust fund	72,783
*	Schwab Managed Retirement 2030	1,377 shares of trust fund	19,857
*	Schwab Managed Retirement 2040	563 shares of trust fund	8,445
			134,005

	Mutual Funds
	AIM Technology Fund	32,893 shares of mutual fund	836,797
	Excelsior Interm-Term Managed Income	180,671 shares of mutual fund	1,313,478
*	Schwab 1000 Index Fund	93,441 shares of mutual fund	3,232,137
	Julius Baer International Equity	3,677 shares of mutual fund	116,224
	Neuberger & Berman Partners Fund	37,158 shares of mutual fund	932,282
	Oppenheimer Capital Appreciation A	22,984 shares of mutual fund	947,387
	Royce Premier Fund	7,292 share of mutual fund	110,261
			7,488,566

	Other Investments
*	Participant Notes Receivable	Interest rates ranging from 6.0% to 11.5%. Loan terms range from one to five years or up to ten years for the purchase of a primary residence.	383,306
		Total	$9,595,321

* Managed by Schwab, a party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAIRNCO CORPORATION 401(K)

    SAVINGS PLAN AND TRUST

(Name of Plan)

Date:  June 28, 2005

                 By:

  /s/ Larry C. Maingot

      LARRY C. MAINGOT

      Administrative Committee Member

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit

Description

Number

23.1                Consent of Independent Registered Public Accounting Firm

23.2                Consent of Independent Registered Public Accounting Firm